

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

<u>**Via E-mail**</u>
Charles W. Ergen
Chief Executive Officer
Dish Network Corporation
9601 South Meridian Boulevard
Englewood, CO 80112

      Re:    **Dish Network Corporation**
              **Form 10-K for the Year Ended December 31, 2010**
              **Filed February 24, 2011**
              **File No. 000-26176**

Dear Mr. Ergen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Kathleen Krebs for

                          Larry Spirgel
                          Assistant Director